UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2003

                            GRUPO TELEVISA, S.A.
                -------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
----------------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F    X                         Form 40-F
                     ------                                 ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                     No     X
                ------                                   ------


     (If "Yes" is marked indicate below the file number assigned to
the registrant in connection with Rule 12g-3-2(b): 82         .)

[TELEVISA LOGO]
                                                 FIRST QUARTER 2003 RESULTS
                                                      FOR IMMEDIATE RELEASE

             GRUPO TELEVISA REPORTS FIRST QUARTER 2003 RESULTS

HIGHLIGHTS

>>  NET SALES INCREASED 4.8% AND EBITDA GREW 14.9%.
>>  OPERATING INCOME INCREASED 19.6%.
>>  NET INCOME INCREASED 256.8%.
>>  RATINGS AND AUDIENCE SHARE CONTINUE TO BE STRONG.


CONSOLIDATED RESULTS

Mexico City, D.F., April 29, 2003 -- Grupo Televisa,  S.A.  (NYSE:TV;  BMV:
TLEVISA CPO) today announced results for the first quarter of 2003. Results, which are attached, are in millions of Mexican pesos and have been prepared in accordance with Mexican GAAP, and adjusted to pesos in purchasing power as of March 31, 2003.

The following table sets forth a condensed Statement of Income in millions of Mexican pesos, the percentage that each line represents from net sales, and the percentage change for the first quarter of 2003 as compared with the first quarter of 2002.


                        1Q     MARGIN    1Q     MARGIN   CHANGE
                       2003      %      2002      %        %
---------------------------------------------------------------
Net Sales(1)          4,811.8  100.0   4,592.7  100.0     4.8
EBITDA(2)             1,304.7   27.1   1,135.1   24.7     14.9
Operating Income       926.9    19.3    774.9    16.9     19.6
Net Income             250.1    5.2     70.1     1.5     256.8

(1) See "Results by Business Segment" for information regarding segment results.

(2) EBITDA  is  defined  as  operating  income  before   depreciation  and
    amortization


The increase in net sales was led by: i) higher revenues in the Television Broadcasting segment mainly due to an increase in advertising time sold, as well as the political advertising campaigns for the mid-term elections in Mexico; ii) double digit revenue growth in the Programming Licensing segment, reflecting higher royalties paid to the Company by Univision under the Univision Programming Licensing Agreement; iii) higher sales in the Programming for Pay Television segment; and iv) an increase in sales in the Publishing and Publishing Distribution segments, the latter of which is mainly due to the acquisition of a distribution company in Chile during the second quarter of 2002. These increases were partially offset by lower revenues in the Cable Television, Other Businesses and Radio segments.

The Company's EBITDA in the first quarter of 2003 increased 14.9% and EBITDA margin increased to 27.1%. Additionally, operating income increased 19.6%. These increases primarily resulted from revenue growth and lower operating expenses, partially offset by higher costs of sales, mainly from the acquisition of the distribution company in Chile, as well as higher depreciation and amortization costs.

The Company generated net income in the amount of Ps.250.1 million in the first quarter of 2003, as compared to a net income of Ps.70.1 million in last year's comparable period. The net increase of Ps.180.0 million reflected a Ps.152.0 million increase in operating income; a Ps.50.5 million decrease in restructuring and non-recurring charges; a Ps.2.8 million decrease in other expense-net; a Ps.58.2 million decrease in loss from discontinued operations; and a decrease of Ps.31.1 million in minority interest. These favorable changes were partially offset by a Ps.30.1 million increase in integral cost of financing; a Ps.64.1 million increase in income taxes and a Ps.20.4 million increase in equity in results from affiliates.

RESULTS BY BUSINESS SEGMENTS

The following  tables set forth the net sales,  EBITDA and operating income
(loss) in millions of Mexican pesos for each of the Company's business segments for the first quarters ended March 31, 2003 and 2002:

NET SALES                           1Q       %        1Q       %     CHANGE
                                   2003              2002               %
---------------------------------------------------------------------------
Television Broadcasting          2,937.7    60.0   2,874.5   62.1      2.2
Programming for Pay Television    156.0     3.2     137.7     3.0     13.3
Programming Licensing             406.7     8.3     321.1     6.9     26.7
Publishing                        342.7     7.0     311.5     6.7     10.0
Publishing Distribution           366.1     7.5     202.9     4.4     80.4
Cable Television                  240.5     4.9     292.9     6.3    (17.9)
Radio                              55.6     1.1      58.5     1.3     (5.0)
Other Businesses                  388.6     8.0     433.0     9.3    (10.3)
SEGMENT REVENUES                 4,893.9   100.0   4,632.1   100.0     5.7
Intersegment Operations(1)        (82.1)           (107.5)             N/A
Disposed Operations(2)              -                68.1              N/A
CONSOLIDATED REVENUES            4,811.8           4,592.7             4.8



EBITDA                              1Q     MARGIN     1Q    MARGIN   CHANGE
                                   2003      %       2002      %        %
---------------------------------------------------------------------------
Television Broadcasting          1,058.5    36.0    983.2    34.2      7.7
Programming for Pay Television     34.0     21.8     24.5    17.8     38.8
Programming Licensing             124.0     30.5     40.2    12.5     208.5
Publishing                         29.0     8.5      28.1     9.0      3.2
Publishing Distribution            1.1      0.3      3.5      1.7    (68.6)
Cable Television                   70.9     29.5     95.0    32.4    (25.4)
Radio                              1.3      2.3      0.9      1.5     44.4
Other Businesses                   16.4     4.2     (6.7)    (1.5)     N/A
Corporate Expenses                (30.5)   (0.6)    (34.8)   (0.8)     N/A
SEGMENT EBITDA                   1,304.7    26.7   1,133.9   24.5     15.1
Disposed Operations(2)              -        -       1.2      1.8      N/A
CONSOLIDATED EBITDA              1,304.7    27.1   1,135.1   24.7     14.9



OPERATING INCOME (LOSS)               1Q    MARGIN     1Q    MARGIN   CHANGE
                                     2003      %      2002      %       %
---------------------------------------------------------------------------
Television Broadcasting             812.6    27.7    760.5    26.5     6.9
Programming for Pay Television       23.1    14.8     13.9    10.1     66.2
Programming Licensing               122.1    30.0     36.9    11.5    230.9
Publishing                           24.3     7.1     21.1     6.8     15.2
Publishing Distribution             (3.7)    (1.0)    0.1       -      N/A
Cable Television                     29.2    12.1     64.5    22.0    (54.7)
Radio                               (2.3)    (4.1)   (2.8)    (4.8)    N/A
Other Businesses                    (47.9)  (12.3)   (85.7)  (19.8)    N/A
Corporate Expenses                  (30.5)   (0.6)   (34.8)   (0.8)    N/A
SEGMENT OPERATING INCOME            926.9    18.9    773.7    16.7     19.8
Disposed Operations(2)                -        -      1.2      1.8     N/A
CONSOLIDATED OPERATING INCOME       926.9    19.3    774.9    16.9     19.6



(1) Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.

(2) Disposed operations primarily reflect the results of operations of En Vivo in 2002.

TELEVISION                The increase of 2.2% in  Television  Broadcasting
BROADCASTING              sales is mainly  attributable to four factors: i)
                          an increase  in  advertising  time sold;  ii) the
                          political  advertising campaigns for the mid-term
                          elections  in Mexico;  iii) the great  success of
                          the  program  Big Brother II; and iv) an increase
                          of 17% in local sales  driven by Channel 4TV, our
                          local channel in Mexico City and the  surrounding
                          area.  These factors  contributed to a low single
                          digit  increase in sales for this segment for the
                          first   quarter   of  2003,   in  line  with  our
                          expectations.

                          Television Broadcasting EBITDA increased 7.7% related to higher sales, a 2.5% reduction in operating expenses and a marginal decrease in cost of sales. Operating income increased 6.9% due to the increase in EBITDA, partially offset by higher depreciation and amortization costs.

PROGRAMMING               The  13.3%  increase  in   Programming   for  Pay
FOR PAY TELEVISION        Television  sales  resulted from higher  revenues
                          from signals sold to pay television systems in Mexico, as well as a marginal sales increase in Latin America, partially offset by lower revenues from signals sold to pay television systems in Spain.

                          Operating income increased 66.2% due to higher sales and lower operating expenses, partially offset by higher signal costs.

PROGRAMMING               The 26.7% increase in Programming Licensing sales
LICENSING                 is  attributable   to:  i)  an  increase  in  the
                          royalties paid to the Company by Univision  under
                          the Univision  Programming  Licensing  Agreement,
                          which  amounted to U.S.$21.1  million,  including
                          the royalty from the  TeleFutura  network,  which
                          the company began  receiving in the first quarter
                          of 2003;  ii) higher  export  sales to Asia;  and
                          iii) the translation  effect of foreign  currency
                          denominated  sales  of  Ps.42.8  million.   These
                          increases were partially offset by lower export sales to Latin America because of the difficult economic conditions in that region.

                          Operating income had an impressive increase of 230.9%, reflecting higher sales and lower costs of sales, partially offset by an increase in operating expenses.

PUBLISHING                The  10.0%  increase  in  Publishing   sales  was
                          related  to a  higher  number  of  magazines  and
                          advertising   pages   sold  in   Mexico,   higher
                          advertising   pages   sold   abroad,    and   the
                          translation     effect    on     foreign-currency
                          denominated sales, which amounted to Ps.14.5 million. These increases were partially offset by a decrease in the number of magazines sold abroad.

                          Publishing EBITDA increased 3.2% attributable to higher sales, partially offset by increases in cost of sales and operating expenses related to the new magazines launched, an increase in promotion and advertising costs, as well as by the translation effect on foreign-currency denominated costs and expenses. Publishing operating income increased 15.2% due to a reduction in amortization and depreciation costs.

PUBLISHING                Publishing  Distribution sales increased by 80.4%
DISTRIBUTION              due to the incremental  revenue  generated by the
                          acquisition of the distribution  company in Chile
                          in the second  quarter of 2002,  in the amount of
                          Ps.183.1  million for the first  quarter of 2003,
                          as  well  as  by  the   translation   effect   on
                          foreign-currency denominated sales.

                          Operating result decreased to a loss of Ps.3.7 million due to higher operating expenses, reflecting a provision for doubtful trade accounts in Latin America, particularly in Colombia, partially offset by higher sales.

CABLE                     Cable  Television  sales decreased 17.9% due to a
TELEVISION                substantial  decrease of  subscribers as compared
                          to the first quarter of the previous year, driven
                          mostly by price  increases  derived  from the 10%
                          telecommunication   tax  and  the   increase   in
                          subscriber   piracy   resulting   thereof.    The
                          subscriber   base   decreased  to   approximately
                          403,000, of which over 64,000 subscribers have digital service, as of the end of the first quarter of 2003.

                          Operating income decreased due to lower sales and higher depreciation and amortization costs, driven by the upgrading process in the network and the acquisition of computer equipment, partially offset by lower cost of sales and operating expenses.

RADIO Radio sales decreased 5.0% due to a decline in advertising time sold. However, EBITDA amounted to Ps.1.3 million (2.3% EBITDA margin), reflecting last year's restructuring initiatives.

                          Operating loss decreased to Ps.2.3 million in the first quarter of 2003 from a loss of Ps.2.8 million in last year's comparable period. This favorable variance is attributable to lower cost of sales and operating expenses, partially offset by lower sales.

OTHER                     The  decrease  in  Other   Businesses  sales  was
BUSINESSES                primarily  due to lower  sales in the  nationwide
                          paging   and   distribution   of   feature   film
                          businesses. These decreases were partially offset
                          by higher sales in the sports events business. In
                          the first quarter of 2003 Other Businesses EBITDA
                          amounted to Ps.16.4  million (4.2% EBITDA margin)
                          as compared to a negative  Ps.6.7  million in the
                          first  quarter  of  2002,   mainly  reflecting  a
                          reduction of cost of sales and operating expenses
                          in  the  Internet   portal,   sports  events  and
                          nationwide paging businesses.

                          Operating loss decreased to Ps.47.9 million in the first quarter of 2003 from a loss of Ps.85.7 million in last year's comparable period. This favorable variance was led by the substantial decrease in cost of sales and operating expenses, partially offset by lower revenues.

SKY Innova, S. de R.L. de C.V., is a non-consolidated business of Grupo Televisa and the pay-TV market leader in Mexico. It provides direct-to-home satellite television services under the SKY brand name. Financial and operating unaudited highlights of Innova, of which Televisa owns 60%, News Corp. 30%, and Liberty Media 10%, are as follows:

                            o The number of gross active subscribers increased 11.2% to 779,700 as of March 31, 2003 as compared to the first quarter of the previous year.

                            o Revenues increased 2.1% due to the increase in its subscriber base.

                            o EBITDA for the first quarter of 2003 increased 20.4% to Ps.260.5 million from Ps.216.3 million for the same period of the prior year. As a result, EBITDA margin increased 17.9% from 25.1% to 29.6%.

                            o EBIT for the first quarter of 2003 improved Ps.91.3 million to a positive Ps.60.1 million from Ps.(31.2) million for the same period of the prior year. As a result, EBIT margin substantially increased from a negative 3.6% to a positive 6.8%.

                            o  Sky did not require  additional funding from
                               its   shareholders   during  the  last  four
                               quarters.

                            o On March 19, 2003, the court issued a resolution favorable to Innova that would recover from the Mexican tax authorities a portion of the taxes it paid during the 2001 and 2002 fiscal periods, as well as for January and February 2003. Recovery of these taxes would significantly reduce Innova's need for additional capital contributions during the year.

                            o Sky continues to offer the highest quality content in the Mexican pay TV industry.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING
The following table sets forth the Integral Cost of Financing for the three months ended March 31, 2003 and 2002, in millions of Mexican pesos, which consisted of:

                                         1Q       1Q     INCREASE    CHANGE
                                        2003     2002   (DECREASE)     %
---------------------------------------------------------------------------
Interest expense                        348.3   300.7      47.6       15.8
Interest income                        (166.3) (149.1)    (17.2)      11.5
Foreign  exchange  loss (gain) - net    108.1  (104.7)     212.8      N/A
Hedged foreign exchange loss           (199.4)   25.7     (225.1)     N/A
Loss from  monetary  position  - net    90.6     78.6      12.0       15.3
                                        181.3   151.2      30.1       19.9

The expense attributable to integral cost of financing increased by Ps.30.1 million, or 19.9%, to Ps.181.3 million for the first quarter ended March 31, 2003 from Ps.151.2 million for last year's comparable period. This variance reflects: i) a Ps.212.8 million increase in net foreign exchange loss, primarily due to the 3.1% depreciation of the Mexican peso as compared to the U.S. dollar during the first quarter ended March 31, 2003, versus a 1.7% appreciation of the Mexican peso as compared to the U.S. dollar during the first quarter ended March 31, 2002; ii) a Ps.47.6 million increase in interest expense, primarily as a result of a higher level of debt outstanding during the first quarter of 2003 as compared with last year's comparable period, and partially offset by a net gain attributable to interest swap contracts outstanding in the first quarter of 2003; and
iii) a Ps.12.0 million increase in loss from monetary position primarily as a result of a marginal increase in the Company's net asset monetary position during the first quarter of 2003 as compared to the first quarter of 2002. These increases in the integral cost of financing were partially offset by: i) a Ps.225.1 million decrease in net foreign exchange loss resulting from the hedge of the Company's U.S.$600 million long-term debt securities maturing in 2011 and 2032 with the Company's net investment in Univision beginning March 1, 2002; and ii) a Ps.17.2 million increase in interest income, primarily as a result of a higher average amount of temporary investments during the first quarter of 2003 as compared with the first quarter of 2002.

RESTRUCTURING AND NON-RECURRING CHARGES
Restructuring and non-recurring charges decreased by Ps.50.5 million, or 49.1%, to Ps.52.4 million for the first quarter of 2003 from Ps.102.9 million for last year's comparable period. This decrease primarily reflects the non-recurring charge taken in the first quarter of 2002 in connection with the write-off of exclusive rights letters for soccer players, as well as a reduction in restructuring charges in connection with work force lay-offs in the first quarter of 2003 as compared to the first quarter of 2002.

OTHER EXPENSE-NET
Other expense-net decreased by Ps.2.8 million, or 1.8%, to Ps.154.4 million for the first quarter of 2003 from Ps.157.2 million in last year's comparable period. This decrease primarily reflects a reduction in disposition of assets, a reduction in the provision for doubtful non-trade accounts, and a reduction in the amortization of expenses related to DTH services. These reductions were partially offset by an increase in the amortization of goodwill, primarily goodwill recognized in connection with the Company's equity investment in shares of Univision common stock in February and April 2002, and the acquisition of the 40% of the shares outstanding of Ocesa Entretenimiento in October 2002.

INCOME TAXES
Income tax, assets tax and employees' profit sharing increased by Ps.64.1 million to Ps.184.8 million for the first quarter of 2003 from a tax provision of Ps.120.7 million for the first quarter of 2002. This increase primarily reflects a higher income before taxes for the first quarter of 2003 as compared to the first quarter of 2002.

EQUITY IN RESULTS OF AFFILIATES
Equity in results of affiliates increased by Ps.20.4 million, or 19.9%, to a loss of Ps.123.1 million for the first quarter of 2003 from a loss of Ps.102.7 million in last year's comparable period. This increase primarily reflects the Company's capital contributions in Sky Multi-Country Partners ("SMCP," the Company's DTH joint venture with operations in Colombia and Chile) for the amount of approximately U.S.$5.0 million in the first quarter of 2003, as well as the increase in the amount of the U.S. dollar long-term notes and interest receivable from Innova (the Company's DTH joint venture in Mexico), as a result of both the 3.1% depreciation of the Mexican peso as compared to the U.S. dollar in the first quarter of 2003 and the related interest generated in the first quarter of 2003. The Company's net investments in Innova and SMCP are represented by equity losses recognized in excess of capital contributions made and long-term loans provided by the Company but not in excess of the liabilities of these DTH joint ventures being guaranteed by the Company. As of March 31, 2003, the Company's guaranteed liabilities of Innova and SMCP amounted to Ps.871.9 million and Ps. 808.4 million, respectively.

MINORITY INTEREST
The minority interest reflects the portion of the operating results attributable to the interest held by third parties in the businesses which are not wholly-owned by the Company, including the Company's cable television, radio and nationwide paging businesses.

Minority interest decreased by Ps.31.1 million to a credit of Ps.19.2 million for the first quarter ended March 31, 2003 from a charge of Ps.11.9 million for the first quarter ended March 31, 2002. This decrease primarily reflects a decrease in the net income of the Company's Cable Television segment for the first quarter of 2003, as compared to the first quarter of 2002.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS
In the first quarter of 2003, the Company invested approximately U.S.$14.4 million in property, plant and equipment as capital expenditures, of which approximately U.S.$2.4 million is related to Cablevision. Additionally, the Company invested approximately U.S.$5.0 million in its Multi-Country DTH venture in South America, and approximately U.S.$38 million for the remaining balance of the acquisition of Ocesa Entretenimiento, the live entertainment company in which the Company holds a 40% stake. Innova did not require funding from Grupo Televisa or any of its other shareholders.

RELATED PARTY TRANSACTION
The Board of Directors approved a related party transaction, which involves the acquisition by Televisa of a company which, upon the consummation of such acquisition, will have no liabilities and its assets will consist basically of 1,603,901 CPOs and net operating losses of approximately Ps.6,457 million, which is the equivalent of U.S.$619 million. The total consideration paid for such company will be approximately U.S.$83 million. The terms of this acquisition have been approved by Televisa's Audit Committee. The completion of this purchase is subject to a number of conditions. This acquisition will strengthen the Company's cash flow generation in the following years.

DEBT
As of March 31, 2003, the Company's long-term debt amounted to Ps.13,625.0 million, and its short-term debt was Ps.1,280.7 million, as compared to Ps.13,574.1 million and Ps.344.4 million, respectively, as of March 31, 2002.

SHARE BUYBACK PROGRAM
As of April 29, 2003, the Company had repurchased approximately 33.1 million shares in the form of 11.0 million CPOs for approximately Ps.147.3 million, under its share repurchase program.

TELEVISION RATINGS AND AUDIENCE SHARE
National urban ratings and audience share reported by IBOPE confirm that in the first quarter of 2003, Televisa continue to deliver strong ratings and audience share. During weekday prime time (19:00 to 23:00 - Monday to Friday), audience share amounted to 72.8%; in prime time (16:00 to 23:00 - Monday to Sunday), audience share amounted to 70.5%; and in sign-on to sign-off (6:00 to 24:00 - Monday to Sunday), audience share amounted to 71.7%.

Additionally, during the first quarter of 2003, Televisa aired 93 of the 100 most popular programs. Channel 2 continues to be the leader in Mexican television largely due to the success of the following telenovelas: "Las Vias del Amor," "Nina, Amada Mia," "Clase 406" and "Asi son Ellas."

OUTLOOK FOR 2003
Considering our first quarter results and the political advertising that we expect to receive during the second quarter, the Company continues to believe it is on track to deliver for the full year 2003: i) low single digit revenue growth and EBITDA margin at 40% in the Television Broadcasting segment; and ii) Consolidated EBITDA margin at 30%.


Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 1. Description of Business - Cautionary Statement" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially for those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


  (Please see attached tables for financial information and ratings data)

                                    ###


CONTACTS:

   IN MEXICO:                                  IN U.S. & EUROPE:
    Michel Boyance / Alejandro Eguiluz          Adam Miller / Robert Malin
    Grupo Televisa, S.A.                        The Abernathy MacGregor Group
    Av. Vasco de Quiroga No. 2000               501 Madison Avenue
    Colonia Santa Fe                            New York, NY 10022
    01210 Mexico, D.F.                          (212) 371-5999
    (5255) 5261-2000


                           GRUPO TELEVISA, S. A.
   CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002
    (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2003)


                               ASSETS

                                                                    March 31,                     December 31,
                                                                      2003                           2002
                                                                   (Unaudited)                     (Audited)
                                                               ---------------------          ---------------------
Current:
      Available:
            Cash                                               Ps.            193.9           Ps.          1,634.5
            Temporary investments                                          10,054.6                        7,268.2
                                                               ---------------------          ---------------------
                                                                           10,248.5                        8,902.7

      Trade notes and accounts receivable-net                               6,435.6                        9,689.8
      Other accounts and notes receivable-net                                 804.5                          879.3
      Due from affiliated companies-net                                       404.0                              -
      Transmission rights, programs,
         production talent advances and films                               3,470.5                        3,465.2
      Inventories                                                             557.1                          515.4
      Other current assets                                                    519.6                          435.8
                                                               ---------------------          ---------------------
            Total current assets                                           22,439.8                       23,888.2

Transmission rights, programs, literary works and films                     5,001.5                        4,901.2
Investments                                                                 3,223.7                        3,073.1
Property, plant and equipment-net                                          15,470.7                       15,545.6
Goodwill and trademarks-net                                                 8,098.8                        8,071.2
Deferred costs-net                                                          1,317.8                        1,375.6
Other assets                                                                  359.0                          363.3
                                                               ---------------------          ---------------------
            Total assets                                       Ps.         55,911.3           Ps.         57,218.2
                                                               =====================          =====================



                           GRUPO TELEVISA, S. A.
   CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002
    (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2003)

                            LIABILITIES
                                                                   March 31,                  December 31,
                                                                     2003                         2002
                                                                  (Unaudited)                   (Audited)
                                                              ---------------------        --------------------
Current:
      Current portion of long-term debt                       Ps.          1,280.7         Ps.         1,256.2
      Trade accounts payable                                               2,045.1                     2,257.9
      Customer deposits and advances                                      10,598.8                    11,701.7
      Taxes payable                                                          751.0                       898.1
      Accrued interest                                                       229.0                       311.5
      Other accrued liabilities                                              980.3                       828.1
      Due to affiliated companies - net                                          -                        59.5
                                                              ---------------------        --------------------
            Total current liabilities                                     15,884.9                    17,313.0
Long-term debt                                                            13,625.0                    13,521.2
Customer deposits and advances                                               203.7                       206.4
Other long-term liabilities                                                  830.8                       770.5
Deferred taxes                                                             1,827.8                     2,062.7
DTH joint ventures                                                         1,680.3                     1,666.9
Pension plans and seniority premiums                                          92.0                        71.8
                                                              ---------------------        --------------------
            Total liabilities                                             34,144.5                    35,612.5
                                                              ---------------------        --------------------

                 STOCKHOLDERS' EQUITY

Contributed capital:
      Capital stock, no par value:
            Issued                                                         7,714.2                     7,714.2
            Repurchased                                                     (276.3)                     (248.3)
                                                              ---------------------        --------------------
            Outstanding                                                    7,437.9                     7,465.9
      Additional paid-in capital                                             219.3                       219.3
                                                              ---------------------        --------------------
                                                                           7,657.2                     7,685.2
                                                              ---------------------        --------------------
Earned capital:
      Retained earnings:
            Legal reserve                                                  1,199.7                     1,199.7
            Reserve for repurchase of shares                               5,470.4                     5,589.6
            Unappropiated earnings                                        11,079.0                    10,331.4
            Accumulated other comprehensive loss                          (5,014.3)                   (5,102.4)
            Net income for the period                                        250.1                       747.6
                                                              ---------------------        --------------------
                                                                          12,984.9                    12,765.9
                                                              ---------------------        --------------------
            Total majority interest                                       20,642.1                    20,451.1
Minority interest                                                          1,124.7                     1,154.6
                                                              ---------------------        --------------------
            Total stockholders' equity                                    21,766.8                    21,605.7
                                                              ---------------------        --------------------
            Total liabilities and stockholders' equity        Ps.         55,911.3         Ps.        57,218.2
                                                              =====================        ====================




                           GRUPO TELEVISA, S. A.
                 CONSOLIDATED STATEMENTS OF INCOME FOR THE
                 THREE MONTHS ENDED MARCH 31, 2003 AND 2002
   (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2003)

                                                                        Three months ended March 31,
                                                                  2003                                2002
                                                               (Unaudited)                         (Unaudited)
                                                           ---------------------               --------------------

Net sales                                                  Ps.          4,811.8                Ps.         4,592.7

Cost of sales                                                           2,811.8                            2,751.6
                                                           ---------------------               --------------------
      Gross profit                                                      2,000.0                            1,841.1
                                                           ---------------------               --------------------

Operating expenses:
      Selling                                                             355.5                              366.1
      Administrative                                                      339.8                              339.9
                                                           ---------------------               --------------------
                                                                          695.3                              706.0
                                                           ---------------------               --------------------
EBITDA(1)                                                               1,304.7                            1,135.1
Depreciation and amortization                                             377.8                              360.2
                                                           ---------------------               --------------------
Operating income                                                          926.9                              774.9
                                                           ---------------------               --------------------
Integral cost of financing:
      Interest expense                                                    348.3                              300.7
      Interest income                                                    (166.3)                            (149.1)
      Foreign exchange loss (gain)-net                                    108.1                             (104.7)
      Foreign exchange (gain) loss hedged                                (199.4)                              25.7
      Loss from monetary position-net                                      90.6                               78.6
                                                           ---------------------               --------------------
                                                                          181.3                              151.2
Restructuring and non-recurring charges                                    52.4                              102.9
Other expense-net                                                         154.4                              157.2
                                                           ---------------------               --------------------
      Income before taxes                                                 538.8                              363.6
                                                           ---------------------               --------------------

Income tax and assets tax-current                                         444.5                              284.7
Employees' profit sharing-current                                           1.7                                7.8
Deferred income taxes                                                    (261.4)                            (171.8)
                                                           ---------------------               --------------------
                                                                          184.8                              120.7
                                                           ---------------------               --------------------
      Income before equity in losses of affiliates,
         loss from discontinued operations
         and minority interest                                            354.0                              242.9
Equity in losses of affiliates-net                                       (123.1)                            (102.7)
Loss from discontinued operations-net                                         -                              (58.2)
Minority interest                                                          19.2                              (11.9)
                                                           ---------------------               --------------------
      Net income                                           Ps.            250.1                Ps.            70.1
                                                           =====================               ====================


(1) EBITDA  is  defined  as  operating  income  before   depreciation  and
    amortization.


NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 1ST, 2ND, 3RD AND 4TH QUARTERS OF 2002 AND 1ST QUARTER OF 2003(1):



SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY

                   JAN   FEB    MAR   APR    MAY   JUN  JUL   AUG  SEP   OCT  NOV   DEC   2002   JAN   FEB    MAR   1Q03
------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             12.8  12.3  11.6   12.2  12.0  12.3  12.2 11.8  11.6 11.5  11.3 10.5   11.8  11.5   11.3  11.8   11.5
Share (%)          33.2  32.5  30.8   32.4  32.3  33.1  31.8 31.3  31.0 30.8  29.7 29.6   31.5  30.9   30.1  30.6   30.5
TOTAL TELEVISA(2)
Rating             28.2  28.1  28.3   28.7  29.1  28.4  29.7 27.6  27.3 26.9  27.3 25.6   27.9  27.0   26.7  27.5   27.1
Share (%)          73.0  74.2  75.0   76.5  78.0  76.1  77.6 73.5  72.9 72.1  71.5 72.3   74.4  72.6   70.9  71.5   71.7



PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

                   JAN   FEB    MAR   APR    MAY   JUN  JUL   AUG  SEP   OCT  NOV   DEC   2002   JAN   FEB    MAR   1Q03
------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             20.0  18.9  17.3   17.6  18.2  18.3  18.2 17.9  17.8 17.5  17.6 15.6   17.9  18.1   17.7  17.9   17.9
Share (%)          35.0  34.2  31.4   32.2  33.6  34.7  33.0 33.1  32.6 31.6  30.9 30.1   32.7  32.7   32.0  32.1   32.2
TOTAL TELEVISA(2)
Rating             40.1  39.8  39.8   40.9  41.6  39.7  42.3 38.4  38.5 38.2  39.5 36.5   39.6  39.9   38.8  38.7   39.2
Share (%)          70.3  71.9  72.5   74.6  76.9  75.2  76.5 71.3  70.7 69.2  69.2 70.6   72.4  72.0   69.9  69.6   70.5


WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY(3)

                   JAN   FEB    MAR   APR    MAY   JUN  JUL   AUG  SEP   OCT  NOV   DEC   2002   JAN   FEB    MAR   1Q03
------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             24.5  23.7  21.1   21.5  21.6  21.9  20.8 22.3  22.8 21.4  21.0 19.4   21.8  22.0   23.0  24.2   23.1
Share (%)          37.2  36.8  33.4   34.1  35.2  36.7  33.6 37.2  37.2 34.7  32.6 33.2   35.2  34.6   35.7  37.6   36.0
TOTAL TELEVISA(2)
Rating             44.9  44.9  45.0   46.5  47.9  45.5  48.0 43.5  43.7 42.3  45.2 42.6   45.0  47.2   46.6  46.2   46.7
Share (%)          68.1  69.9  71.3   73.9  77.9  76.4  77.5 72.5  71.2 68.4  70.1 73.0   72.5  74.4   72.2  71.8   72.8


NOTES:
1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 24 other cities with a population of over 400,000 people. "Ratings" for a period refers to the number of television sets tuned into the Company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 27 cities that are covered by national surveys. Programming on Channel 9 affiliates is broadcast in 27 of the 27 cities that are covered by national surveys.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.


                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: April 30, 2003                        By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President